02034573

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hyundai Motor Co

*CURRENT ADDRESS

PROCESSED
JUN 13 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3423 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/6/02

328/500 82-3423

94

ANDERSEN
Anjin & Co

AR/S
12-31-01

HYUNDAI MOTOR COMPANY

NON-CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 TOGETHER WITH AUDITORS' REPORT

ANDERSEN

Anjin & Co
A Member Firm of Andersen Worldwide SC

14th Floor, Hanwha Securities Building
23-5 Yoido-dong, Youngdeungpo-ku
Seoul 150-010
Korea

Tel 82 (2) 6676 1000, 1114
Fax 82 (2) 785 4753, 786 0267

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

English Translation of a Report Originally Issued in Korean

To the Shareholders and
Board of Directors of
Hyundai Motor Company:

We have audited the accompanying non-consolidated balance sheets of Hyundai Motor Company as of December 31, 2001 and 2000, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the years then ended, all expressed in Korean won. These non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hyundai Motor Company as of December 31, 2001 and 2000, and the results of its operations, changes in its retained earnings and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea (see Note 2).

The translated amounts in the accompanying non-consolidated financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2 to the non-consolidated financial statements.

Without qualifying our opinion, we draw attention to Note 1 of the non-consolidated financial statements which states that the operations of the Company have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined.

As explained in Note 2 to the non-consolidated financial statements, effective January 1, 2001, the Company changed its method for recognizing its share of the earnings of certain equity method investees. Prior to 2001, the Company recognized earnings based on the financial statements of certain investees that were as of a date one year prior to the date of the Company's financial statements. Beginning with 2001, the Company recognizes such earnings based on the financial statements of all investees which are as of the same date as the Company's financial statements. As a result of this change, beginning retained earnings at January 1, 2001, was charged to ₩21,704 million ($16,367 thousand) representing the catch-up adjustment for the year 2000 accumulated losses of such investees which had not been previously recognized by the Company. The impact of this change on the Company's results of operations and financial

As discussed in Note 25 to the non-consolidated financial statements, effective January 31, 2000, the Company sold the Sales Division for motor parts for after-sales service, which handled the sales and distribution of the parts used for after-sales service, to Hyundai MOBIS. In addition to the payment for the book value of the disposed net assets of ₩396,422 million ($298,938 thousand), the Company receives payment for goodwill consisting of a lump-sum royalty of ₩50,000 million ($37,705 thousand), and an annual royalty of ten percent of ordinary income of the Sales Division for motor parts for after-sales service for a ten year period starting in 2000. In 2001, the Company received the lump-sum royalty.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

Anjin & Co.

Seoul, Korea,
February 15, 2002

HYUNDAI MOTOR COMPANY

NON-CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2000

ASSETS	Korean won (in millions) 2001	Korean won (in millions) 2000	Translation into U. S. dollars (Note 2) (in thousands) 2001	Translation into U. S. dollars (Note 2) (in thousands) 2000
Current assets:				
Cash and cash equivalents	₩ 1,384,063	₩ 258,654	$ 1,043,709	$ 195,049
Short-term financial instruments (Notes 10 and 12)	996,079	750,094	751,134	565,639
Marketable securities (Note 4)	533,478	184,490	402,291	139,122
Trade notes and accounts receivable, less allowance for doubtful accounts of ₩25,413 million in 2001 and ₩14,511 million in 2000	751,290	1,124,329	566,541	847,846
Inventories (Note 3)	703,937	1,022,428	530,833	771,004
Advances and other	566,132	720,577	426,915	543,380
Total current assets	4,934,979	4,060,572	3,721,423	3,062,040
Non-current assets:				
Investment securities (Notes 4, 10 and 12)	3,613,092	2,767,096	2,724,600	2,086,642
Property, plant and equipment, net of accumulated depreciation of ₩2,931,689 million in 2001 and ₩2,299,833 million in 2000 (Notes 5, 6, 7, 10 and 12)	8,743,984	8,438,780	6,593,759	6,363,608
Intangibles (Note 8)	1,596,433	1,508,257	1,203,856	1,137,363
Other assets (Note 9)	502,788	952,076	379,148	717,952
Deferred income tax assets (Note 18)	241,570	240,853	182,165	181,625
Total non-current assets	14,697,867	13,907,062	11,083,528	10,487,190
Total assets	₩ 19,632,846	₩ 17,967,634	$ 14,804,951	$ 13,549,230

(continued)

HYUNDAI MOTOR COMPANY

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2001 AND 2000

LIABILITIES AND SHAREHOLDERS' EQUITY	Korean won (in millions) 2001	Korean won (in millions) 2000	Translation into U. S. dollars (Note 2) (in thousands) 2001	Translation into U. S. dollars (Note 2) (in thousands) 2000
Current liabilities:				
Short-term borrowings (Note 10)	₩ 497,658	₩ 526,500	$ 375,279	$ 397,029
Current maturities of long-term debt (Note 11)	1,043,099	1,806,613	786,592	1,362,351
Trade notes and accounts payable	2,448,965	2,761,544	1,846,743	2,082,455
Accrued warranties	268,323	194,223	202,340	146,462
Accounts payable-other	678,637	613,975	511,754	462,993
Dividends payable (Note 17)	215,176	165,387	162,262	124,717
Income tax payable	392,657	143,607	296,099	108,293
Other	518,485	485,745	390,984	366,295
Total current liabilities	6,063,000	6,697,594	4,572,053	5,050,595
Long-term liabilities:				
Long-term debt, net of current maturities (Notes 7 and 11)	3,397,215	2,544,445	2,561,809	1,918,743
Accrued severance benefits, net of National Pension payments for employees of ₩83,680 million in 2001 and ₩100,093 million in 2000 and individual severance insurance deposits of ₩654,600 million in 2001 and ₩346,894 million in 2000 (Note 2)	236,495	536,789	178,339	404,788
Accrued loss on valuation of derivatives (Note 2)	61,413	111,441	46,311	84,037
Accrued product liabilities and other	776,912	454,448	585,862	342,694
Total long-term liabilities	4,472,035	3,647,123	3,372,321	2,750,262
Total liabilities	10,535,035	10,344,717	7,944,374	7,800,857
Commitments and contingencies (Note 12)				
Shareholders' equity:				
Capital stock (Note 13)	1,476,454	1,476,454	1,113,381	1,113,381
Capital surplus (Note 14)	5,376,074	5,360,694	4,054,049	4,042,451
Retained earnings (Note 15) (Net income of ₩1,165,399 million in 2001 and ₩667,871 million in 2000)	2,260,709	1,534,684	1,704,780	1,157,291
Capital adjustments (Note 16)	(15,426)	(748,915)	(11,633)	(564,750)
Total shareholders' equity	9,097,811	7,622,917	6,860,577	5,748,373
Total liabilities and shareholders' equity	₩ 19,632,846	₩ 17,967,634	$ 14,804,951	$ 13,549,230

The accompanying notes are an integral part of these statements.

HYUNDAI MOTOR COMPANY

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Korean won (in millions, except per share amounts)		Translation into U. S. dollars (Note 2) (in thousands, except per share amounts)	
	2001	2000	2001	2000
Sales (Note 22)				
Domestic sales	₩ 12,104,963	₩ 10,468,159	$ 9,128,243	$ 7,893,944
Export sales	10,400,130	7,762,821	7,842,644	5,853,873
	22,505,093	18,230,980	16,970,887	13,747,817
Cost of sales	17,079,037	14,229,519	12,879,147	10,730,351
Gross profit	5,426,056	4,001,461	4,091,740	3,017,466
Selling and administrative expenses (Note 23)	3,329,482	2,688,173	2,510,732	2,027,127
Operating income	2,096,574	1,313,288	1,581,008	990,339
Other expenses, net:				
Interest expense, net	254,002	413,028	191,541	311,461
Foreign exchange loss (gain), net	149,139	147,626	112,464	111,323
Gain on valuation of investments accounted for using the equity method (Note 4)	(234,252)	(70,675)	(176,647)	(53,295)
Other, net	261,667	(73,083)	197,321	(55,111)
	430,556	416,896	324,679	314,378
Ordinary income	1,666,018	896,392	1,256,329	675,961
Extraordinary items:				
Loss on disposal of investments, net (Note 4)	-	(166,215)	-	(125,341)
Other extraordinary income (Note 25)	-	50,000	-	37,704
	-	(116,215)	-	(87,637)
Income before income tax	1,666,018	780,177	1,256,329	588,324
Income tax expense (Note 18)	500,619	112,306	377,512	84,689
Net income	₩ 1,165,399	₩ 667,871	$ 878,817	$ 503,635
Earnings per common share (Note 2)	₩ 5,164	₩ 3,140	$ 3.89	$ 2.37
Earnings per common share – assuming dilution (Note 2)	₩ -	₩ 3,103	$ -	$ 2.34

The accompanying notes are an integral part of these statements.

HYUNDAI MOTOR COMPANY

NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Korean won (in millions)		Translation into U. S. dollars (Note 2) (in thousands)	
	2001	2000	2001	2000
Unappropriated retained earnings				
Beginning of year	₩ 173,667	₩ 196	$ 130,961	$ 148
Beginning balance adjustments:				
Retirement of treasury stocks (Note 13)	(168,694)	-	(127,211)	-
Cumulative effect from change of accounting policy (Note 2)	(21,704)	-	(16,367)	-
Adjustments in investment securities using the equity method	(33,831)	(28,613)	(25,511)	(21,576)
Adjusted beginning balance of retained earnings	(50,562)	(28,417)	(38,128)	(21,428)
Net income	1,165,399	667,871	878,817	503,635
	1,114,837	639,454	840,689	482,207
Appropriations (Note 15):				
Legal reserve	22,000	16,600	16,590	12,518
Reserve for business rationalization	160,000	118,800	120,655	89,586
Reserve for technology development	717,500	165,000	541,060	124,425
Cash dividends (Note 17)	215,145	165,387	162,239	124,717
	1,114,645	465,787	840,544	351,246
Unappropriated retained earnings, end of year	₩ 192	₩ 173,667	$ 145	$ 130,961

The accompanying notes are an integral part of these statements.

HYUNDAI MOTOR COMPANY

NON-COLSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Korean won (in millions)		Translation into U. S. dollars (Note 2) (in thousands)	
	2001	2000	2001	2000
Cash flows from operating activities:				
Net income	₩ 1,165,399	₩ 667,871	$ 878,817	$ 503,635
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation	706,679	556,649	532,900	419,764
Loss on valuation of marketable securities, net	25,569	49,225	19,281	37,120
Gain on foreign currency translation, net	66,450	169,982	50,109	128,182
Loss on disposal of investments, net	181,855	169,459	137,135	127,787
Gain on valuation of investments accounted for using the equity method	(234,252)	(70,675)	(176,647)	(53,295)
Amortization of discount on debentures	40,885	45,826	30,831	34,557
Amortization of intangibles	36,378	35,462	27,432	26,742
Amortization of development costs	405,936	137,079	306,113	103,370
Provision for severance benefits	193,052	253,070	145,579	190,838
Provision for warranties and product liability	706,453	445,818	532,730	336,187
Provision for doubtful accounts	93,165	13,921	70,255	10,498
Changes in operating assets and liabilities:				
Decrease (increase) in trade notes and accounts Receivable	350,188	(122,325)	264,074	(92,244)
Decrease (increase) in inventories	261,258	(206,900)	197,012	(156,021)
Decrease (increase) in other current assets	77,833	(91,766)	58,693	(69,200)
(Increase) decrease in long-term notes and accounts receivables	(6,318)	43,926	(4,764)	33,124
Decrease (increase) in deferred income tax assets	27,335	(62,297)	20,613	(46,978)
(Decrease) increase in trade notes and accounts payable	(312,712)	364,054	(235,813)	274,530
Increase in accounts payable other	41,329	27,767	31,166	20,939
Decrease in accrued warranties and accrued product liabilities	(290,783)	(217,873)	(219,277)	(164,296)
Increase in other current liabilities	280,727	194,704	211,693	146,824
Payment of severance benefits	(202,053)	(156,370)	(152,366)	(117,917)
Increase in individual severance insurance deposits	(226,848)	-	(171,064)	-
Other	40,907	(16,732)	30,848	(12,617)
	3,428,432	2,229,875	2,585,350	1,681,529

(continued)

HYUNDAI MOTOR COMPANY

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Korean won (in millions)		Translation into U. S. dollars (Note 2) (in thousands)	
	2001	2000	2001	2000
Cash flows from investing activities:				
Cash inflows from investing activities:				
Proceeds from disposal of marketable securities	₩ 152,605	₩ 299,740	$ 115,078	$ 226,031
Reduction in other current assets	926,468	2,084,267	698,641	1,571,727
Proceeds from disposal of investments	650,091	318,777	490,228	240,387
Reduction in other assets	448,169	743,540	337,960	560,697
Proceeds from disposal of property, plant and equipment	23,727	41,833	17,892	31,546
Proceeds from the sale of Motor Parts Division	-	446,422	-	336,643
	2,201,060	3,934,579	1,659,799	2,967,031
Cash outflows from investing activities:				
Purchase of short-term financial instruments	(245,985)	(160,214)	(185,494)	(120,816)
Acquisition of marketable securities	(529,843)	(288,265)	(399,550)	(217,378)
Additions to other current assets	(878,289)	(2,102,528)	(662,310)	(1,585,497)
Acquisition of investments	(1,191,194)	(747,996)	(898,269)	(564,057)
Additions to other assets	(115,945)	(1,064,493)	(87,434)	(802,725)
Acquisition of property, plant and equipment	(1,044,856)	(1,291,099)	(787,916)	(973,606)
Expenditures for development costs	(535,315)	(539,467)	(403,676)	(406,807)
	(4,541,427)	(6,914,062)	(3,424,649)	(4,670,886)
	(2,340,367)	(2,259,483)	(1,764,850)	(1,703,855)
Cash flows from financing activities:				
Cash inflows from financing activities:				
Proceeds from short-term borrowings	3,270,772	3,467,379	2,466,459	2,614,719
Proceeds from long-term debt	1,898,760	1,318,069	1,431,838	993,944
Proceeds from issuance of common stock	-	430,916	-	324,950
Increase in other long-term liabilities	2,695	75,467	2,032	56,909
Proceeds from disposal of treasury stock	232,954	-	175,668	-
	5,405,181	5,291,831	4,075,997	3,990,522
Cash outflows from financing activities:				
Repayment of short-term borrowings	(3,297,641)	(3,301,674)	(2,486,721)	(2,489,762)
Payment of cash dividends	(165,356)	(139,577)	(124,694)	(105,254)
Repayment of long-term debt	(1,904,633)	(1,616,079)	(1,436,266)	(1,218,671)
Purchase of treasury stock	(207)	(290,000)	(156)	(218,686)
Payment of stock issuance costs	-	(604)	-	(456)
	(5,367,837)	(5,347,934)	(4,047,837)	(4,032,829)
	37,344	(56,103)	28,160	(42,307)

(continued)

HYUNDAI MOTOR COMPANY

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Korean won (in millions)		Translation into U. S. dollars (Note 2) (in thousands)	
	2001	2000	2001	2000
Increase in cash for establishment of U.S. branch	-	12	-	9
Decrease in cash due to the sale of Motor Parts Division	-	(3,327)	-	(2,509)
	-	(3,315)	-	(2,500)
Net decrease in cash	1,125,409	(89,026)	848,660	(67,133)
Cash, beginning of year	258,654	347,680	195,049	262,182
Cash, end of year	₩ 1,384,063	₩ 258,654	$ 1,043,709	$ 195,049

The accompanying notes are an integral part of these statements.

HYUNDAI MOTOR COMPANY

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1. The Company

Hyundai Motor Company (the "Company") was incorporated in December 1967, under the laws of the Republic of Korea, to manufacture and distribute motor vehicles and parts. The shares of the Company have been listed on the Korea Stock Exchange since 1974. As of December 31, 2001, 47.24 percent of the Company's stock (excluding preferred stock) is owned by Korean investors and the remaining 52.76 percent is owned by foreign investors, including DaimlerChrysler (10.46 percent) and Mitsubishi of Japan (4.55 percent) under foreign investment agreements.

In connection with its foreign business, the Company operates ten major foreign subsidiaries and one foreign branch: Hyundai Motor America (wholly owned exclusive importer and distributor in the United States), Hyundai Motor Finance Company (wholly owned subsidiary of Hyundai Motor America for lease, wholesale and retail financing), Hyundai America Technical Center Inc. (wholly owned subsidiary conducting research and development), Hyundai Translead (formerly Hyundai Precision America Inc., wholly owned distributor of van trailers and equipment in the United States), Hyundai Machine Tool Europe GmbH (wholly owned distributor of equipment in Germany), Hyundai Motor India (wholly owned production plant in India), Hyundai Motor Japan R&D Center Inc. (wholly owned subsidiary conducting research and development), Hyundai Motor Europe GmbH (wholly owned exclusive importer and distributor in Germany), Hyundai Motor Japan Company (wholly owned exclusive importer and distributor in Japan), Hyundai Motor Poland Sp.zo.o. (wholly owned exclusive importer and distributor in Poland) and Hyundai Machine Tools America (branch for the distribution of machine tools in the United States). Production plants are as follows:

Location	Commenced Production	Types of vehicles
Domestic:		
Ulsan	December 1967	Passenger cars Commercial vehicles (Small trucks)
Chunbuk Chunjoo	April 1995	Commercial vehicles (Bus, Trucks)
Chungnam Ahsan	November 1996	Passenger cars
Overseas:		
Turkey (Hyundai Assan Automotive Sanayi Ve Ticaret A.S.)	September 1997	Passenger cars
India (HMI)	October 1998	Passenger cars

Beginning in 1997, Korea and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. This situation is commonly referred to as the 1997 Asian Financial Crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices.

The Korean economy continues to experience difficulties, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The banking industry is currently undergoing consolidation and uncertainty exists with regard to the continued availability of financing. The Company may be either directly or indirectly affected by the situation described above. The accompanying non-consolidated financial statements reflect management's current assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured, and translated into English (with certain expanded descriptions) from the Korean language non-consolidated financial statements. Certain information included in the statutory Korean language non-consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

The U.S. dollar amounts presented in these non-consolidated financial statements were computed by translating the Korean won into U.S. dollars based on the Bank of Korea Basic Rate of ₩1,326.1 to US$1.00 at December 31, 2001, solely for the convenience of the reader. This convenience translation into US dollars should not be construed as a representation that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below.

Revenue Recognition

Revenue, including long-term installment sales, is recognized at the time of shipping motor vehicles and parts. Interest income arising from long-term installment sales is recognized using the level yield method.

Valuation of Marketable Securities

Marketable securities are recorded at purchase price plus incidental costs. However, if the fair value of marketable securities differs from the book value determined by weighted average method, the securities are stated at fair value and the valuation gain or loss is reflected in current operations.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on management's estimate of the collectibility of receivables.

Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined by the moving average cost method.

Valuation of Investment Securities

Equity securities held for investment (excluding those accounted for using the equity method discussed in the next paragraph) that are not actively traded (unlisted securities) are stated at acquisition cost, as determined by the moving average method. Actively quoted (listed) securities, including those traded over-the-counter, are stated at fair value, with the resulting valuation gain or loss reported as a capital adjustment within shareholders' equity. If the fair value of a listed equity security or the net equity value of an unlisted security held for investment declines compared to acquisition cost and is not expected to recover (impaired investment security), the carrying value of the equity security is adjusted to fair value or net equity value, with the resulting valuation loss charged to current operations. If the net equity value or fair value subsequently recovers, in the case of an unlisted security, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, and in the case of a listed security, the increase in value is recorded

Equity securities held for investment that are in companies in which the Company is able to exercise significant influence over the operating and financial policies of the investees are accounted for using the equity method. The Company's share in the net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment.

Effective January 1, 2001, the Company changed its method for recognizing its share of the earnings of certain equity method investees. Prior to 2001, the Company recognized earnings based on the financial statements of certain investees that were as of a date one year prior to the date of the Company's financial statements. Beginning with 2001, the Company recognizes such earnings based on the financial statements of all investees which are as of the same date as the Company's financial statements. As a result of this change, beginning retained earnings at January 1, 2001, was charged ₩21,704 million ($16,367 thousand) representing the catch-up adjustment for the year 2000 accumulated losses of such investees which had not been previously recognized by the Company. The impact of this change on the Company's results of operations and financial position for 2001 was to increase net income, capital adjustments, and deferred tax assets by ₩75,595 million ($57,006 thousand), ₩57,439 million ($43,314 thousand), and ₩21,606 million ($16,293 thousand), respectively. The Company also recognized its share of other changes to the retained earnings of equity method investees which resulted in charges to beginning retained earnings at January 1, 2000 and 2001, of ₩28,613 million ($21,576 thousand) and ₩33,831 million ($25,511 thousand), respectively.

Debt securities held for investment are classified as either held-to-maturity investment debt securities or available for sale investment debt securities at the time of purchase. Held-to-maturity debt securities are stated at acquisition cost, as determined by the moving average method. When the face value of a held-to-maturity investment debt security differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the security. Available-for-sale investment debt securities are stated at fair value, with the resulting valuation gain or loss reported as a capital adjustment within shareholder' equity. However, if the fair value of a held-to-maturity or an available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (impaired investment security), the carrying value of the debt security is adjusted to fair value, with the resulting valuation gain or loss charged to current operations. If the fair value of the security subsequently recovers, in the case of a held-to-maturity debt security, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, and in the case of an available-for-sale debt security, the increase in value is recorded in capital adjustments.

The lower of the acquisition cost of investments in treasury stock funds and the fair value of treasury stock included in a fund is accounted for as gain or loss on valuation of treasury stock and reflected in capital adjustment.

Property, Plant and Equipment and Related Depreciation

Property, plant and equipment are stated at cost, except for the effects of any upward revaluations made in accordance with the Asset Revaluation Law of Korea. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or extension of the useful lives of the facilities involved are treated as additions to property, plant and equipment.

The Company capitalizes interest as part of the cost of constructing major facilities and equipment. Interest expense capitalized in 2001 and 2000 was ₩74,353 million ($56,069 thousand) and ₩101,011 million ($76,171 thousand), respectively.

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

	Useful lives (years)
Buildings and structures	12 – 50
Machinery and equipment	12 – 15
Vehicles	6
Dies and moulds	6
Tools	6
Other equipment	6

Intangibles

Intangible assets are stated at cost, net of amortization computed using the straight-line method over the estimated economic useful lives of related assets. Development costs are amortized over the estimated economic useful life (not to exceed 5 years) from the date of usage of the related products using the straight-line method. Ordinary development and research expenses are charged to current operations as selling and administrative expenses. Cost in excess of net identifiable assets acquired (goodwill) is amortized over 20 years, using the straight-line method.

Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term installment transactions, long-term cash loans (borrowings) and other similar loan (borrowing) transactions are stated at present value, if the difference between nominal value and present value is material. The present value discount is amortized using the effective interest rate method. The Company's long-term accounts receivable included in other assets are stated net of unamortized present value discount of ₩4,782 million ($ 3,606 thousand) and ₩8,622 million ($6,502 thousand) as of December 31, 2001 and 2000, respectively, using an interest rate of 10.0 percent in 2001 and 11.8 percent in 2000.

If principal, interest rate or repayment period of receivables is changed unfavourably for the Company by the court imposition such as commencement of reorganization or by mutual agreements that the difference between nominal value and present value is material, such difference is recorded in other expense as provision for doubtful accounts.

Accrued Severance Benefits

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company, based on their length of service and rate of pay at the time of termination. The accrued severance benefits which would be payable assuming all eligible employees were to resign as of December 31, 2001 and 2000 amounted to ₩974,775 million ($735,069 thousand) and ₩983,776 million ($741,857 thousand), respectively. Actual payments of severance benefits amounted to ₩202,053 million ($152,366 thousand) in 2001 and ₩156,370 million ($117,917 thousand) in 2000.

Accrued severance benefits are approximately 60 percent funded at December 31, 2001 and 2000, through a group severance insurance plan and individual severance insurance plan. The group severance insurance deposits under this insurance plan are classified as other assets. Subsequent provisions are funded at the discretion of the Company. Group severance insurance deposits may only be withdrawn for the payment of severance benefits. Individual severance insurance deposits, in which the beneficiary is a respective employee, are presented as deduction from accrued severance benefits.

Before April 2000, the Company and the employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by netting the receivable against the severance payment. Such receivables, totalling ₩83,681 million ($63,103 thousand) and ₩100,093 million ($75,479 thousand) as of December 31, 2001 and 2000, are presented as a deduction from accrued severance benefits. Since April 2000, according to a revision in the National Pension Law, the Company and the employees each pay 4.5 percent of monthly pay.

Accrued Warranties and Product Liabilities

The Company generally provides a warranty to the ultimate consumer with each product and accrues warranty expense at the time of sale based upon actual claims history. Also, the Company accrues potential expenses which may occur due to product liabilities suits and voluntary recall campaign pending as of the balance sheet date. Actual costs incurred are charged against the accrual when paid.

Stock Options

The Company computes total compensation expense for stock options, which are granted to employees and directors, by the fair value method using the option-pricing model. The compensation expense has been accounted for as a charge to current operations and a credit to capital adjustment from the grant date using the straight-line method.

Derivative Instruments

All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge, based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting, differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk.

The gain or loss, both on the hedging derivative instruments and on the hedged item attributable to the hedged risk, is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

The Company entered into derivative instrument contracts including forwards, options and swaps to hedge the exposure to changes in foreign exchange rate. The Company deferred the loss on valuation of the effective portion of derivative instruments for cash flow hedging purpose from forecasted exports as capital adjustments, amounting to ₩23,094 million ($17,415 thousand) and ₩55,676 ($41,985 thousand) as of December 31, 2001 and 2001, respectively. The Company recognized loss on valuation of the ineffective portion of such instruments and the other derivative instruments in current operations of ₩26,715 million ($20,146 thousand) in 2001 and ₩68,880 million ($51,942 thousand) in 2000. The period in which the forecasted transactions is expected to occur is within 20 months from December 31, 2001, and all deferred losses in capital adjustments at that date are expected to be included in the determination of net income within the 20 month period.

The Company recorded total loss on valuation of derivatives of ₩61,413 million ($46,311 thousand) in liabilities and total gain on valuation of derivatives of ₩168 million ($127 thousand) in other assets as of December 31, 2001. Total loss on valuation of derivatives of ₩111,441 million ($84,037 thousand) was recorded in liabilities as of December 31, 2000.

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korea won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying non-consolidated financial statements at the exchange rates prevailing at the balance sheet dates. The balances have been translated using the Bank of Korea Basic Rate which was ₩1,326.10 and ₩1,259.70 to US $1.00 at December 31, 2001 and 2000, respectively, and translation gains or losses have been reflected in current operations.

Assets and liabilities of branches outside the Republic of Korea are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing in 2001 and 2000, which was ₩1,293.20 and ₩1,130.60 to US$1.00, respectively,.

Income Tax Expense

The Company recognizes deferred income taxes. Accordingly, income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax debits (credits).

Earnings Per Share

Primary earnings per common share is computed by dividing net income, after deduction for expected dividends on preferred stock, by the weighted average number of common shares outstanding during the year. The number of shares used in computing earnings per common share is 215,692,671 in 2001 and 199,249,370 in 2000. Earnings per diluted share is computed by dividing net income, after deduction for expected dividends on preferred stock and addition for the effect of expenses related to diluted securities on net income, by the weighted average number of common shares plus the dilutive potential common shares. The number of shares used in computing earnings per diluted share is 216,110,199 and 202,736,308, in 2001 and 2000, respectively. In 2001, the effect of dilution due to the dilutive potential common shares did not occur.

3. Inventories

Inventories as of December 31, 2001 and 2000 consist of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	2001	2000	2001	2000
Finished goods and merchandise	₩ 182,677	₩ 506,251	$ 137,755	$ 381,759
Semi finished goods and work in process	226,688	249,404	170,943	188,074
Raw materials and supplies	236,773	178,131	178,549	134,327
Materials in transit	57,799	88,642	43,586	66,844
	₩ 703,937	₩ 1,022,428	$ 530,833	$ 771,004

4. Marketable Securities and Investment Securities

(1) Marketable securities consist of beneficiary certificates of ₩526,856 million ($397,297 thousand) and debt securities of ₩6,622 million ($4,994 thousand) as of December 31, 2001 and beneficiary certificates of ₩129,917 million ($97,969 thousand) and debt securities of₩54,573 million ($41,153 thousand) as of December 31, 2000.

(2) Investment securities as of December 31, 2001 and 2000 consist of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	2001	2000	2001	2000
Equity securities accounted for using the equity method	₩3,094,787	₩2,346,838	$ 2,333,751	$ 1,769,729
Marketable equity securities	128,625	67,989	96,995	51,270
Unlisted equity securities	183,601	259,034	138,452	195,335
Debt securities	206,079	93,235	155,402	70,308
	₩3,613,092	₩2,767,096	$ 2,724,600	$ 2,086,642

Debt securities as of December 31, 2001 consist of non-guaranteed bonds of ₩33,239 million ($25,065 thousand), foreign currency notes of ₩49,538 million ($37,356 thousand), stock financial bonds of ₩123,237 million ($92,932 thousand) and government bonds of ₩65 million ($49 thousand), which are all held-to-maturity and stated at cost.

Debt securities as of December 31, 2000 consist of convertible bonds of ₩33,903 million ($25,566 thousand), foreign currency notes of ₩59,267 million ($44,693 thousand) and government bonds of ₩65 million ($49 thousand), which are all held-to-maturity and stated at cost.

Equity securities accounted for using the equity method as of December 31, 2001 consist of the following:

Affiliated Company	Korean won (in millions) Acquisition cost	Korean won (in millions) Book value	U.S. dollars (Note 2) (in thousands) Acquisition cost	U.S. dollars (Note 2) (in thousands) Book value	Ownership Percentage (%)
Hyundai Motor India	₩ 244,017	₩ 316,109	$ 184,011	$ 238,375	100.00
Hyundai Motor America	129,582	133,593	97,717	100,741	100.00
Hyundai Translead (formerly Hyundai Precision America Inc.)	74,977	61,460	56,539	46,346	100.00
Hyundai Machine Tool Europe GmbH	25,397	16,409	19,152	12,374	100.00
Hyundai Motor Poland Sp.zo.o.	24,139	19,809	18,203	14,938	100.00
Hyundai Motor Japan Co.(*)	11,152	-	8,410	-	100.00
Hyundai America Technical Center Inc.	5,956	12,228	4,491	9,221	100.00
HMJ R&D Center Inc.	1,510	1,975	1,139	1,489	100.00
Hyundai Capital Service Inc.	272,573	398,394	205,545	300,425	85.57
ROTEM (formerly Korea Rolling Stock Co.)	270,223	241,536	203,773	182,140	78.36
HAOSVT (Turkey)(*)	60,775	-	45,830	-	63.29
Daimler Hyundai Truck Co., Ltd.	50,000	50,019	37,704	37,719	50.00
Hyundai Powertech	40,000	34,393	30,164	25,936	50.00
KEFICO	20,911	52,004	15,769	39,216	50.00
Cheju Dynasty Co., Ltd	10,650	6,504	8,031	4,905	50.00
Korea Drive Train System	48,194	37,351	36,343	28,166	49.93
e-HD.com	5,250	2,756	3,959	2,078	49.30
WIA	347	534	262	403	45.30
Kia Motor Corporation	923,957	1,341,462	696,748	1,011,584	36.33
Korea Space & Aircraft Co., Ltd.	129,800	73,557	97,881	55,469	33.33
Korea Economy Daily	19,973	17,355	15,061	13,087	29.57
Hyundai HYSCO (formerly Hyundai Pipe Co., Ltd.)	200,768	182,475	151,397	137,603	23.43
Wuhan Grand Motor Co., Ltd.	5,502	8,455	4,149	6,376	21.43
First CRV	67,824	70,245	51,145	52,971	20.00
Hyundai-Kia-Yueda Motor Company	3,354	227	2,529	171	20.00
Iljin Forging Co., Ltd.	826	11,150	623	8,408	20.00
Daesung Automotive Co., Ltd.	400	4,787	302	3,610	20.00
	₩2,648,057	₩3,094,787	$ 1,996,877	$ 2,333,751	

(*) Use of the equity method was discontinued since the value of investments is less than zero due to an accumulated deficit.

The difference between the acquisition cost and the Company's portion of an investee's net equity at the date the Company was considered to be able to exercise significant influence over the operating and financial policy of an investee is amortized (or reversed) over 20 years, using the straight-line method. Significant unrealized profit (loss) that occurred in transactions with investees are eliminated. The unamortized balance of goodwill as of December 31, 2001 is ₩252,597 million ($190,481 thousand).

Equity securities accounted for using the equity method as of December 31, 2000 consist of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)		
Affiliated Company	Acquisition Cost	Book value	Acquisition cost	Book value	Ownership Percentage (%)
Hyundai Motor India	₩ 244,017	₩ 207,205	$ 184,011	$ 156,251	100.00
Hyundai Motor America (*)	129,582	-	97,717	-	100.00
Hyundai America Technical Center Inc.	5,956	10,887	4,491	8,210	100.00
Hyundai Machine Tool Europe GmbH	25,397	25,237	19,151	19,031	100.00
Hyundai Motor Japan Co.	11,152	11,152	8,410	8,410	100.00
Hyundai Motor Poland Sp.zo.o.	11,082	11,082	8,357	8,357	100.00
Hyundai Motor Europe Parts	2,715	1,422	2,047	1,072	100.00
HMJ R&D Center Inc.	1,510	2,061	1,139	1,554	100.00
Hyundai Translead (formerly Hyundai Precision America Inc.)	74,977	83,140	56,539	62,695	100.00
Hyundai Capital Service Inc.	272,573	339,763	205,545	256,212	85.57
HAOSVT (Turkey)	48,042	22,260	36,228	16,786	50.00
KEFICO	20,911	42,463	15,769	32,021	50.00
Korea Drive Train System	33,216	33,310	25,048	25,119	49.93
Korea Rolling Stock Co.	113,694	100,359	85,736	75,680	39.18
Korea Space & Aircraft Co., Ltd.	96,400	96,416	72,694	72,706	33.33
e-HD.com	3,330	3,330	2,511	2,511	33.30
Kia Motor Corporation	895,842	1,082,645	675,546	816,413	30.15
Beijing Hyundai Namyang Real Estate Development center Ltd.	7,351	7,351	5,543	5,543	30.00
Hyundai Space & Aircraft Co., Ltd.	112,595	45,630	84,907	34,409	25.96
Korea Economy Daily	13,832	22,188	10,430	16,732	22.75
Wuhan Grand Motor Co., Ltd.	5,502	7,731	4,149	5,830	21.43
Hyundai-Kia-Yueda Motor Company	3,354	3,354	2,529	2,529	20.00
Iljin Forging Co., Ltd.	826	5,038	623	3,799	20.00
Daesung Automotive Co., Ltd.	400	2,395	302	1,806	20.00
Hyundai HYSCO (formerly Hyundai Pipe Co., Ltd.)	200,768	180,419	151,397	136,053	23.43
	₩2,335,024	₩2,346,838	$ 1,760,819	$ 1,769,729	

(*) Use of the equity method was discontinued since the value of investments is less than zero due to an accumulated deficit.

The difference between the acquisition cost and the Company's portion of an investee's net equity at the date the Company was considered to be able to exercise significant influence over the operating and financial policy of an investee is amortized (or reversed) over 20 years, using the straight-line method. Significant unrealized profit (loss) that occurred in transactions with investees are eliminated. The unamortized balance of goodwill as of December 31, 2000 is ₩150,681 million ($113,627 thousand). In 2000, investments, excluding those in Kia Motor Corporation, Hyundai HYSCO (formerly Hyundai Pipe Co., Ltd.), Hyundai Capital Service Inc. and KEFICO, are valued based on the latest financial statements since investees did not prepare financial statements as of December 31, 2000.

Marketable investment equity securities as of December 31, 2001 consist of the following:

Affiliated Company	Korean won (in millions) Acquisition cost	Korean won (in millions) Book value	U.S. dollars (Note 2) (in thousands) Book value	Ownership Percentage (%)
Jin Heung Mutual Savings & Finance Co., Ltd.	₩ 2,000	₩ 880	$ 664	9.01
Comet Savings & Finance Co., Ltd.	2,700	1,709	1,288	9.00
Korea Industrial Development Co., Ltd.	3,946	3,946	2,976	8.18
Hyundai Heavy Industries Co., Ltd.	59,004	57,431	43,308	2.99
Hyundai Corporation	13,626	3,498	2,638	2.99
Hyundai Information Technology Co., Ltd.	10,000	3,594	2,710	2.21
LG Telecom	9,795	15,491	11,682	0.69
Hyundai Merchant Marine Co., Ltd.	7,329	1,400	1,056	0.55
Cho Hung Bank	25,000	10,894	8,215	0.48
DongYang Investment Bank	283	45	34	0.23
Treasury Stock Funds	22,020	9,886	7,455	
Stock Market Stabilization Fund	17,663	19,754	14,896	
Other	190	97	73	
TOTAL	₩ 173,556	₩ 128,625	$ 96,995	

In 2001, the Company's debt securities of ₩51,401 million issued by Korea Industrial Development Co., Ltd. were changed to common stocks and long-term loans in accordance with its reorganization plan approved by the court. In conformity with Financial Accounting Standards in Republic of Korea, the acquisition cost of such common stocks was stated at fair value of ₩3,946 million ($2,976 thousand) as at December 29, 2001, the effective date of change. Long-term loans of ₩12,300 million ($9,275 thousand) are scheduled to be repaid equally over five years from 2007 with grace period of five years and are stated at present value with discount of ₩4,956 million as of December 31, 2001, using an interest rate of 9.29%. The difference of ₩40,111 million ($30,247 thousand) between original and newly-changed book values are recorded in current operations as other expense.

Marketable investment equity securities as of December 31, 2000 consist of the following:

Affiliated Company	Korean won (in millions) Acquisition cost	Korean won (in millions) Book value	U.S. dollars (Note 2) (in thousands) Book value	Ownership Percentage (%)
Jin Heung Mutual Savings & Finance Co., Ltd.	₩ 2,000	₩ 496	$ 374	9.01
Comet Savings & Finance Co., Ltd.	2,700	999	753	9.00
Inchon Iron & Steel Co., Ltd.	60,425	22,838	17,222	4.70
Hyundai Corporation	13,626	1,807	1,363	2.99
Hyundai Information Technology Co., Ltd.	10,000	2,587	1,951	2.21
Hyundai Merchant Marine Co., Ltd.	7,329	1,714	1,293	0.55
Cho Hung Bank	25,000	4,394	3,313	0.48
Hyundai Heavy Industries Co., Ltd.	4,966	5,080	3,831	0.36
Treasury Stock Funds	37,793	14,116	10,645	
Stock Market Stabilization Fund	22,182	13,838	10,435	
Other	1,423	120	90	
	₩ 187,444	₩ 67,989	$ 51,270	

The acquisition costs of Treasury Stock Funds are presented after the deduction of fair value of treasury stocks included in those funds. The fair values of such treasury stock as of December 31, 2001 and 2000 amount to ₩26,965 million ($20,334 thousand) and ₩11,049 million ($8,332 thousand), respectively, and are recorded as treasury stock in capital

Marketable investment equity securities are stated at fair value and the differences of ₩44,931 million ($33,884 thousand) in 2001 and ₩119,455 million ($90,080 thousand) in 2000 between book value and fair value are recorded as loss on valuation of investment equity securities in capital adjustments.

Unlisted investment equity securities as of December 31, 2001 consist of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
Affiliated Company	Acquisition cost	Book value	Book value	Ownership Percentage (%)
Hyundai Motor Europe GmbH (*)	₩ 5,590	₩ 5,590	$ 4,215	100.00
Hyundai Jingxian Motor Safeguard Service Co.,Ltd.(*)	2,019	2,019	1,523	84.88
NGVTEK.com(*)	450	450	339	43.90
Auto-ever.com(*)	1,250	1,250	943	25.00
Jinil MVC Co., Ltd.	180	180	136	18.00
Industry Otomotif Komersial	4,439	4,439	3,347	15.00
Hyundai Technology Investment Co., Ltd.	4,490	4,490	3,386	14.97
Hyundai Unicorns Co., Ltd.	5,795	5,795	4,370	14.90
Hyundai Research Institute	1,271	1,271	958	14.90
Kihyup Finance	3,000	3,000	2,262	10.34
Hyundai Motor Deutschland GmbH	802	802	605	10.00
Yonhap Capital Co., Ltd.	10,000	10,000	7,541	9.99
KOENTECH(been called as Ulsan Environmental Development)	1,500	1,500	1,131	7.50
Internet Hankyoreh Inc.	4,800	4,800	3,620	7.41
Hyundai Oil refinery Co., ltd.	78,135	78,135	58,921	6.33
Hyundai Asan Corporation	22,500	22,500	16,967	5.00
U.S Electrical Inc.	2,204	2,204	1,662	3.80
ROTIS	1,000	1,000	754	3.76
Alcan Taihan Aluminum Ltd.	18,655	18,655	14,068	0.75
I-COM	10,800	10,800	8,144	0.60
Other	4,721	4,721	3,560	0.00
	₩ 183,601	₩ 183,601	$ 138,452	

(*) In conformity with Financial Accounting Standards in the Republic of Korea, the equity securities of these affiliates were excluded from using the equity method since the Company believes the changes in the investment value due to the changes in the net assets of the investee, whose individual beginning balance of total assets or paid-in capital at the date of its establishment is less than ₩7,000 million, are not material.

Unlisted investment equity securities as of December 31, 2000 consist of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
Affiliated Company	Acquisition cost	Book value	Book value	Ownership Percentage (%)
Hyundai Motor Europe GmbH (*)	₩ 5,590	₩ 5,590	$ 4,215	100.00
Hyundai Motor Shanghai Co., Ltd. (*)	741	741	559	100.00
Hyundai Jingxian Motor Safeguard Service Co., Ltd. (*)	2,019	2,019	1,523	84.88
Cheju Dynasty Co., Ltd.(*)	3,150	3,150	2,375	50.00
NGVTEK.com(*)	450	450	339	43.90
Auto-ever.com(*)	1,250	1,250	943	25.00
Jinil MVC Co., Ltd.	180	180	136	18.00

Affiliated Company	Korean won (in millions) Acquisition cost	Book value	U.S. dollars (Note 2) (in thousands) Book value	Ownership Percentage (%)
Hyundai Technology Investment Co., Ltd.	₩ 4,490	₩ 4,490	$ 3,386	14.97
Hyundai Unicorns Co., Ltd.	5,795	5,795	4,370	14.90
Hyundai Research Institute	1,271	1,271	958	14.90
Kihyup Finance	3,000	3,000	2,262	10.34
Hyundai Motor Deutschland GmbH	738	738	557	10.00
Yonhap Capital Co., Ltd.	10,000	10,000	7,541	9.99
Ulsan Environmental Development	1,500	1,500	1,131	7.50
Internet Hankyoreh Inc.	4,800	4,800	3,620	7.41
Hyundai Oil refinery Co., ltd.	78,135	78,135	58,921	6.33
Hyundai Asan Corporation	22,500	22,500	16,967	5.00
U.S Electrical Inc.	2,204	2,204	1,662	3.80
Alcan Taihan Aluminum Ltd.	13,625	13,625	10,274	0.14
Other	4,994	4,994	3,766	
	₩ 259,034	₩ 259,034	$ 195,335	

(*) In conformity with Financial Accounting Standards in the Republic of Korea, the equity securities of these affiliates were excluded from using the equity method since the Company believes the changes in the investment value due to the changes in the net assets of the investee, whose individual beginning balance of total assets or paid-in capital at the date of its establishment is less than ₩7,000 million, are not material.

Unlisted investment equity securities are stated at cost, except where an investee's net equity value has declined and is not expected to recover. Total net equity value of unlisted investment equity securities as at December 31, 2001 and 2000, amounts to ₩163,238 million ($123,096 thousand) and ₩364,833 million ($275,117 thousand), respectively, based on the investees' latest financial statements.

In 2000, the Company disposed of its investments in Aluminum of Korea Co., Ltd. (13,098,726 shares), Hyundai Technology Investment Co., Ltd. (2,000 shares), Hyundai Unicorns Co., Ltd. (36,120 shares), Hyundai Research Institute (702,000 shares), Hyundai Petro-Chemical Co., Ltd. (350,000 shares), Hyundai Corporation (2,210,000 shares) and Korea Industrial Development Co., Ltd. (18,951,079 shares) and in debt securities of Hyundai Petro-Chemical Co., Ltd. and Korea Industrial Development Co., Ltd. for ₩63,044 million ($47,541 thousand) and recognized an extraordinary loss on disposal of ₩166,215 million ($125,341 thousand), net of extraordinary gain of ₩3,571 million ($2,693 thousand).

5. Insurance

As of December 31, 2001, property, plant and equipment are insured for ₩4,696,754 million ($3,541,780 thousand) with Hyundai Fire & Marine Insurance Co. In addition, the Company carries products and completed operations liability insurance with a maximum coverage of $70,000 thousand, general insurance for vehicles and workers' compensation and casualty insurance for employees.

6. Property, Plant and Equipment

Property, plant and equipment as of December 31, 2001 and 2000 consist of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	2001	2000	2001	2000
Buildings and structures	₩ 2,566,094	₩ 2,372,734	$ 1,935,068	$ 1,789,257
Machinery and equipment	3,827,721	3,357,358	2,886,450	2,531,753
Vehicles	43,928	32,996	33,126	24,882
Dies and moulds	1,629,152	1,407,996	1,228,529	1,061,757
Tools	500,761	424,475	377,619	320,093
Other equipment	493,093	385,539	371,837	290,732
	9,060,749	7,981,098	6,832,629	6,018,474
Less: Accumulated depreciation	(2,931,689)	(2,299,833)	(2,210,760)	(1,734,283)
	6,129,060	5,681,265	4,621,869	4,284,191
Land	1,761,451	1,732,247	1,328,294	1,306,272
Construction in progress	853,473	1,025,268	643,596	773,145
	₩ 8,743,984	₩ 8,438,780	$ 6,593,759	$ 6,363,608

A substantial portion of the Company's property, plant and equipment is pledged as collateral for various loans up to a maximum of ₩977,239 million ($736,927 thousand) (see Note 12).

As of December 31, 2001, the published value of the Company-owned land (12,149 thousand square meters) totals ₩1,438,066 million ($1,084,433 thousand) in terms of land prices officially announced by the Korean government.

7. Leased Assets

The Company has entered into financing lease agreements for certain machinery and equipment. The lease obligations are included in long-term debt in the accompanying balance sheets. Annual payments on the lease agreements as of December 31, 2001 are as follows (won in millions):

	Financing leases		
	Lease Payments	Interest Portion	Lease Obligations
2002	₩ 74,763	₩ 3,780	₩ 70,983
2003	44,732	1,433	43,299
2004	9,026	206	8,820
2005	1,567	21	1,546
	₩ 130,088	₩ 5,440	₩ 124,648

8. Intangibles

Intangibles as of December 31, 2001 and 2000 consist of the unamortized balances of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	2001	2000	2001	2000
Cost in excess of fair value of net identifiable assets acquired	₩ 537,533	₩ 568,104	$ 405,349	$ 428,402
Development costs	1,028,322	910,566	775,448	686,650
Other	30,578	29,587	23,059	22,311
	₩ 1,596,433	₩ 1,508,257	$ 1,203,856	$ 1,137,363

Development costs as of December 31, 2001 and 2000 are as follows:

	Korean won (in millions)		U. S. dollars (Note 2) (in thousands)	
	2001	2000	2001	2000
Beginning of the year	₩ 910,566	₩ 527,748	$ 686,650	$ 397,970
Addition:				
Expenditures for the year	557,334	531,493	420,280	400,794
Deduction:				
Ordinary development and research expenses	(86,431)	(11,596)	(65,177)	(8,744)
Amortization	(353,147)	(137,079)	(266,305)	(103,370)
End of the year	₩ 1,028,322	₩ 910,566	$ 775,448	$ 686,650

Development costs are amortized over a period not to exceed 5 years from the date of usage of the related products using the straight-line method. Ordinary development expenses and research expenses are charged to current operations as selling and administrative expenses.

9. Other Assets

Other assets as of December 31, 2001 and 2000 consist of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	2001	2000	2001	2000
Long-term notes and accounts receivable, less unamortized present value discount of ₩4,782 million in 2001 and ₩8,622 million in 2000 (see Note 2)	₩ 21,074	₩ 7,293	$ 15,892	$ 5,500
Other long-term accounts receivable	-	276,002	-	208,131
Lease and rental deposits	178,312	196,572	134,463	148,233
Long-term deposits	199,935	291,960	150,769	220,165
Accrued gain on valuation of derivatives (see Note 2)	168	-	127	-
Long-term loans, less unamortized present value discount of ₩4,956 million in 2001	102,199	94,003	77,067	70,887
Other	1,100	86,246	830	65,036
	₩ 502,788	₩ 952,076	$ 379,148	$ 717,952

Long-term loans of ₩12,300 million ($9,275 thousand) are scheduled to be repaid equally over five years from 2007 with grace period of five years and are stated at present value with discount of ₩4,956 million ($3,737 thousand) as of December 31, 2001, using an interest rate of 9.29% (see Note 4).

10. Short-term Borrowings

Short-term borrowings as of December 31, 2001 and 2000 amount to ₩497,658 million ($375,279 thousand) and ₩526,500 million ($397,029 thousand), respectively, and consist primarily of bank loans and export financing loans with annual interest rates ranging from 4.56 percent to 10.5 percent. These borrowings are secured by certain bank deposits, investment securities and property, plant and equipment (See Note 6).

11. Long-term Debt

Long-term debt as of December 31, 2001 and 2000 consists of the following:

	Annual Interest rate (%)	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
		2001	2000	2001	2000
Debentures	5.00 - 15.00	₩ 3,905,254	3,546,424	$ 2,944,917	$ 2,674,326
Local currency loans					
Capital lease	13.18 - 18.70	146	223	110	168
General loans	3.00 - 10.70	64,483	79,682	48,626	60,087
		64,629	79,905	48,736	60,255
Foreign currency loans					
Capital lease	Libor+0.60 - + 3.20	124,502	186,269	93,886	140,464
Other		345,929	538,460	260,862	406,049
		470,431	724,729	354,748	546,513
		4,440,314	4,351,058	3,348,401	3,281,094
	Less: Current maturities	(1,043,099)	(1,806,613)	(786,592)	(1,362,351)
		₩ 3,397,215	₩ 2,544,445	$ 2,561,809	$ 1,918,743

Debentures outstanding as of December 31, 2001 and 2000 consist of the following:

	Maturity	Annual Interest rate (%)	Korean won (in millions)		U.S. dollars (Note2) (in thousands)	
			2001	2000	2001	2000
Guaranteed debentures	15 Jan., 2001 - 19 Jan., 2001	11.0 – 15.0	₩ -	₩ 130,000	$ -	$ 98,032
Non-guaranteed Debentures	31 Jan., 2002 - 13 Jun., 2006	5.0 – 15.0	3,283,200	3,072,000	2,475,831	2,316,567
Overseas debentures	12 Dec., 2005 - 15 Jul., 2007	LIBOR+1.89 - 7.80	708,138	414,328	534,000	312,441
			3,991,338	3,616,328	3,009,831	2,727,040
	Discount on debentures		(86,084)	(69,904)	(64,914)	(52,714)
			₩ 3,905,254	₩ 3,546,424	$ 2,944,917	$ 2,674,326

Convertible bonds, 217th issue (face value US $50,000,000) that are due in 2001, are included in overseas debentures.

The maturity of long-term debt outstanding as of December 31, 2001 is as follows:

	Korean won (in millions)				U.S. dollars (Note 2) (in thousands)
	Debentures	Local Currency Loans	Foreign Currency Loans	Total	Total
2002	₩ 758,200	₩ 14,763	₩ 270,136	₩ 1,043,099	$ 786,592
2003	1,395,000	15,258	161,131	1,571,389	1,184,970
2004	978,915	11,984	36,575	1,027,474	774,809
2005	198,915	22,624	2,589	224,128	169,013
Thereafter	660,308	-	-	660,308	497,931
	3,991,338	64,629	470,431	4,526,398	3,413,315
Less: Discount on debentures	(86,084)	-	-	(86,084)	(64,914)
	₩ 3,905,254	₩ 64,629	₩ 470,431	₩ 4,440,314	$ 3,348,401

12. Commitments and Contingent liabilities

(1) The Company is contingently liable for guarantees of indebtedness, primarily for the following affiliates (including foreign subsidiaries), as of December 31, 2001.

	Korean won (in millions)	U.S. dollars (Note 2) (in thousands)
Hyundai Merchant Marine	₩ 539,044	$ 406,488
Hyundai MOBIS	12,692	9,571
Overseas subsidiaries	764,733	576,678
Other	4,747	3,580
	₩1,321,216	$ 996,317

(2) Bank deposits [₩181,027 million ($136,511 thousand)] , investment securities [₩83,240 million ($62,771 thousand), at cost] , 1 checks amounting to ₩2,624 million ($1,979 thousand), 30 blank promissory notes and property, plant and equipment are pledged as collateral for short-term borrowings, the local currency and foreign currency loans and other payables (see Note 6).

(3) The Company uses a customer financing system related to a long-term installment sales contract and has provided guarantees of ₩566,884 million ($427,482 thousand) to the banks concerned as of December 31, 2001. These guarantees are all covered by insurance contracts, which regulate a customer and the Company as contractor and beneficiary, respectively.

(4) At December 31, 2001, the outstanding balance of accounts receivable discounted with recourse amounts to ₩946,933 million ($714,074 thousand), including discounted overseas accounts receivable translated using the foreign exchange rate as of December 31, 2001.

(5) In connection with the merger of Automotive and Machine Tools Divisions of Hyundai MOBIS as at July 31, 1999, under the Korean Commercial Code, the Company became liable for the payment of the full amount of liabilities previously owned by Hyundai MOBIS. As a result, the Company is deemed to have assumed additional contingent liabilities of ₩133,533 million ($100,696 thousand) as of December 31, 2001.

(6) The Company accrues estimated product liabilities expenses (see Note 2) and carries the products and completed operations liability insurance (see Note 5) in order to cover the potential loss which may occur due to the law suits related to its operation such as product liabilities. However, the Company expects that the resolution of cases pending against the Company as of December 31, 2001 will not have any material effect on its financial position.

13. Capital Stock

Capital stock as of December 31, 2001 and 2000 consists of the following:

	Authorized	Issued	Par value	Korean won (in millions)	U.S. dollars (Note 2) (in thousands)
Common stock	450,000,000 shares	219,088,702 shares	₩ 5,000	₩ 1,145,443	$ 863,768
Preferred stock	150,000,000 shares	65,202,146 shares	5,000	331,011	249,613
				₩ 1,476,454	$ 1,113,381

The preferred shares are non-cumulative, non-participating and non-voting. Of the total preferred stock issued of 65,202,146 shares as at December 31, 2001, a total of 27,588,281 preferred shares are eligible to receive cash dividends, if declared, equal to that declared for common shares plus an additional 1 percent minimum increase while the dividend rate for the remaining 37,613,865 preferred shares is 2 percent higher than that declared for common shares.

The Company acquired treasury stock after cancellation of Trust Cash Funds as of March 2, 2001 and then, in accordance with the decision of the Board of Directors, retired 10,000,000 common shares in treasury and 1,000,000 preferred shares in treasury which had additional dividends rate of 1 percent to the rate of common stock on March 5, 2001, using retained

In September 2000, the Company issued 20,618,000 common shares with a total proceeds of ₩430,916 million (US$324,950 thousand) (at a per share price of ₩20,900), which included paid-in capital in excess of par value of ₩327,222 million ($246,755 thousand) after the deduction of new stock issuance cost of ₩15,378 million (US$11,596 thousand), to DaimlerChrysler Aktiengesellschaft (DCAG).

The Company issued 10,000,000 Global Depositary Receipts (GDRs) representing 5,000,000 shares of preferred stock in November 1992, 4,675,324 GDRs representing 2,337,662 shares of preferred stock in June 1995 and 7,812,500 GDRs representing 3,906,250 shares of preferred stock in June 1996, all of which have been listed on the Luxembourg Stock Exchange.

In the second half of 1999, the Company issued 45,788,000 Global Depositary Shares representing 22,894,000 common shares for ₩601,356 million ($453,477 thousand) which include paid-in capital in excess of par value of ₩486,886 million ($367,156 thousand).

14. Capital Surplus

Capital surplus as of December 31, 2001 and 2000 consists of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	2001	2000	2001	2000
Paid-in capital in excess of par value	₩3,256,236	₩3,256,236	$ 2,455,498	$ 2,455,498
Asset revaluation surplus	1,852,871	1,852,871	1,397,233	1,397,233
Other	266,967	251,587	201,318	189,720
	₩5,376,074	₩5,360,694	$ 4,054,049	$ 4,042,451

At January 1, 1981, January 1, 1993 and July 1, 1998, the Company revalued property, plant and equipment at their respective appraised values (which were appraised by the Korea Appraisal Board and approved by the relevant tax office). The resultant cumulative appraisal gains, amounting to ₩2,547,417 million (US$1,920,984 thousand), were included in capital surplus, after offsetting accumulated deficit of ₩16,022 million (US$12,082 thousand), a deferred foreign currency translation loss of ₩594,275 million (US$448,137 thousand), reduction for an asset revaluation tax payment of ₩67,547 million (US$50,937 thousand) and adjustment of ₩16,702 million (US$ 12,595 thousand) due to the disposal of revalued assets within 1 year after revaluation.

In 2001, the Company sold 2,290,800 shares of its common stock held as treasury stock to DaimlerChrysler Aktiengesellschaft for ₩47,878 million (US$ 36,104 thousand) resulting in a gain of ₩7,783 million (US$ 5,869 thousand), net of tax effect of ₩2,470 million (US$1,863 thousand), and 10,659,010 common shares held as treasury stock to INI Steel Company (formerly Inchon Iron & Steel Co., Ltd.) for ₩185,725 million (US$ 140,054 thousand) resulting in a gain of ₩7,597 million (US$ 5,729 thousand), net of tax effect of ₩2,411 million (US$1,818 thousand). Total gains of ₩15,380 million (US$ 11,598 thousand) were recorded in capital surplus.

15. Retained Earnings

Retained earnings as of December 31, 2001 and 2000 consist of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	2001	2000	2001	2000
Appropriated:				
Legal reserve	₩ 101,870	₩ 79,870	$ 76,819	$ 60,229
Reserve for business rationalization	545,800	385,800	411,583	290,928
Reserve for improvement of financial structure	98,947	98,947	74,615	74,615
Reserve for overseas market development	48,800	48,800	36,799	36,799
Reserve for technology development	1,465,100	747,600	1,104,819	563,759

The Korean Commercial Code requires the Company to appropriate, as a legal reserve, a minimum of 10 percent of annual cash dividends declared, until such reserve equals 50 percent of its capital stock issued. Pursuant to the Tax Incentive Limitation Law, the Company is required to appropriate, as a reserve for business rationalization, the exemption of income taxes resulting from investment tax credits and certain deductions from taxable income specified by the Law. The Regulation on Issues and Disclosures of the Securities for listed companies requires the Company to appropriate, as a reserve for improvement of financial structure, an amount equal to at least 50 percent of the net gain on disposition of property, plant and equipment and 10 percent of net income for each year until the Company's net worth equals 30 percent of total assets. These reserves are not available for the payment of cash dividends, but may be transferred to capital stock or may be used to reduce any accumulated deficit.

The reserves for overseas market development and technological development are voluntary reserves, which are available for the payment of dividends.

16. Capital Adjustments

Capital adjustments as of December 31, 2001 and 2000 consist of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	2001	2000	2001	2000
Treasury stock	₩ (71,786)	₩ (437,050)	$ (54,133)	$ (329,575)
Loss on valuation of investment equity securities	69,099	(261,640)	52,107	(197,300)
Stock option cost	12,208	6,526	9,206	4,921
Cumulative translation adjustments for overseas branches	(1,853)	(1,075)	(1,397)	(811)
Loss on valuation of derivatives (see Note 2)	(23,094)	(55,676)	(17,416)	(41,985)
	₩ (15,426)	₩ (748,915)	$ (11,633)	$ (564,750)

(1) Treasury stock

The Company has treasury stock consisting of 992,155 common shares and 3,168,600 preferred shares with a carrying value of ₩71,786 million ($54,133 thousand) as of December 31, 2001, and 23,763,490 common shares and 4,178,600 preferred shares with a carrying value of ₩437,050 million ($329,575 thousand) as of December 31, 2000, acquired directly or indirectly through the Treasury Stock Funds and Trust Cash Funds.

(2) Gain (Loss) on valuation of investment equity securities

Gain (Loss) on valuation of investment equity securities as of December 31 2001 and 2000 consist of the following:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	2001	2000	2001	2000
Gain (Loss) on equity method valuation	₩ 114,030	₩ (142,185)	$ 85,989	$ (107,220)
Loss on valuation of marketable investment equity securities	(44,931)	(119,455)	(33,882)	(90,080)
Gain (Loss), net	₩ 69,099	₩ (261,640)	$ 52,107	$ (197,300)

(3) Stock option cost

The Company granted 104 directors stock options (grant date: March 10, 2000, exercise date : March 10, 2003, expiry date : March 9, 2008), at an exercise price of ₩14,900 as determined during the meeting of the Shareholders on March 10, 2000. As of December 31, 2001, 85 directors are entitled to these stock options due to the retirement of directors after grant date. If all of the stock options as of December 31, 2001, which require at least two-year continued service, are exercised, 1,470,000 new shares or shares held as treasury stock will be granted according to the decision of the Board of Directors.

The Company calculates the total compensation expense using an option-pricing model. In the model, the risk-free rate of 9.04%, an expected exercise period of 5.5 years and an expected variation rate of stock price of 71.1 percent are used. Total compensation expense amounting to ₩13,482 million (US$10,167 thousand) in 2001 and ₩15,958 million (US$12,034 thousand) in 2000 has been accounted for as a charge to current operations and a credit to capital adjustment over the required period of service (two years) from the grant date using the straight-line method.

(4) Cumulative translation adjustments

Cumulative translation debits of ₩1,853 million (US$1,397 thousand) as of December 31, 2001 and ₩1,075 million (US$ 811 thousand) as of December 31, 2000, which result from the translation of financial statements of the branch located in the United States, is included in capital adjustments on the basis set forth in Note 2.

(5) Loss on valuation of derivatives

Loss on valuation of the effective portion of derivative instruments for cash flow hedging purpose from forecasted exports, amounting to ₩23,094 million ($17,416 thousand) as of December 31, 2001 and ₩55,676 million (US$41,985 thousand) as of December 31, 2000, is included in capital adjustments on the basis set forth in Note 2.

17. Dividends

The computation of the proposed dividends for 2001 is as follows:

	Number of Shares	Dividend rate	Korean won (in millions)	U.S. dollars (Note 2) (in thousands)
Common shares, net of treasury shares	218,187,967	15%	₩ 163,641	$ 123,400
Preferred shares, net of treasury shares:				
Old	24,492,541	16%	19,594	14,776
New	37,541,005	17%	31,910	24,063
			₩ 215,145	$ 162,239

The computation of the proposed dividends for 2000 is as follows:

	Number of Shares	Dividend rate	Korean won (in millions)	U.S. dollars (Note 2) (in thousands)
Common shares, net of treasury shares	205,325,212	12%	₩ 123,195	$ 92,900
Preferred shares, net of treasury shares:				
Old	24,482,541	13%	15,913	12,000
New	37,541,005	14%	26,279	19,817
			₩ 165,387	$ 124,717

(*) Actual payments of dividends payable amount to ₩165,356 million ($124,694 thousand) in 2001.

18. Income Tax Expense and Deferred Income Tax Assets

Income tax expense in 2001 and 2000 consists of the following:

Description	Korean won (in millions) 2001	Korean won (in millions) 2000	U.S. dollars (Note 2) (in thousands) 2001	U.S. dollars (Note 2) (in thousands) 2000
Income tax currently payable	₩ 473,284	₩ 174,603	$ 356,899	$ 131,667
Changes in deferred income taxes due to:				
Temporary differences	(65,033)	(62,297)	(49,041)	(46,978)
Increase of beginning retained earnings due to the change of accounting policy	9,660	-	7,285	-
Increase of beginning retained earnings through the equity method	23,273	-	17,550	-
Tax credit carried over	64,316	-	48,500	-
Deduction of capital surplus and retained earnings	(4,881)	-	(3,681)	-
	27,335	(62,297)	20,613	(46,978)
Income tax expense	₩ 500,619	₩ 112,306	$ 377,512	$ 84,689

In 2001 and 2000, the differences between income before tax in financial accounting and taxable income pursuant to Corporate Income Tax Law of Korea are as follows:

Description	Korean won (in millions) 2001	Korean won (in millions) 2000	U.S. dollars (Note 2) (in thousands) 2001	U.S. dollars (Note 2) (in thousands) 2000
Income before tax	₩1,666,018	₩ 780,177	$ 1,256,329	$ 588,324
Addition	1,416,241	742,648	1,067,974	560,024
Deduction	(1,117,616)	(529,305)	(842,784)	(399,144)
Taxable income	₩1,964,643	₩ 993,520	$ 1,481,519	$ 749,204

The changes in accumulated temporary differences in 2001 and 2000 are as follows:

Description	Korean won (in millions) 2001	Korean won (in millions) 2000	U.S. dollars (Note 2) (in thousands) 2001	U.S. dollars (Note 2) (in thousands) 2000
Beginning of period, net	₩ 573,174	₩ 370,910	$ 432,225	$ 279,700
Changes in the current year, net	240,192	202,264	181,127	152,525
End of period, net	₩ 813,366	₩ 573,174	$ 613,352	$ 432,225

The accumulated temporary differences as of December 31, 2001 and 2000 do not include the gain of ₩498,211 million ($375,696 thousand) in 2001 and ₩499,891 million ($376,963 thousand) in 2000 on the revaluation of land which may not be disposed of in the near future.

Deferred income taxes as of December 31, 2001 and 2000 are computed as follows:

Description	Korean won (in millions) 2001	Korean won (in millions) 2000	U.S. dollars (Note 2) (in thousands) 2001	U.S. dollars (Note 2) (in thousands) 2000
Accumulated temporary differences, net	₩ 813,366	₩ 573,174	$ 613,352	$ 432,225
Statutory tax rate	29.7%	30.8%	29.7%	30.8%
	241,570	176,537	182,165	133,125
Tax credit carried over	-	64,316	-	48,500
Deferred income tax assets	₩ 241,570	₩ 240,853	$ 182,165	$ 181,625

When each temporary difference reverses in the future, it will result in a decrease (increase) of taxable income and income tax payable. Deferred income tax assets are recognized only when it is probable the tax benefits from temporary differences will be realized in the future and calculated using the expected corporate tax rate in the period when the tax benefits will be realized. As of December 31, 2001, the Company believes the deferred income tax assets of ₩241,570 million ($182,165 thousand) can be realized in the future. Additionally, the Company believes average ordinary income in the coming years will exceed the amount of deferred taxes to be realized every year based on its assessment. According to a revision in the Corporate Tax Law dated on December 31, 2001, deferred income tax assets are recognized in applying to the revised tax rate of 29.7 percent. The effective tax rate is 30.04 percent in 2001 and 14.39 percent in 2000.

19. Related Party Transactions

Significant transactions with affiliated companies in 2001 and 2000 and outstanding balances as of December 31, 2001 and 2000 are summarized below:

	Sales (Purchases)			
	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
Affiliated Company	2001	2000	2001	2000
Hyundai Motor America	₩5,443,443	₩2,967,908	$ 4,104,851	$ 2,238,073
Hyundai Motor India	114,687	86,292	86,484	65,072
Kia Motor Corporation	809,293	800,383	610,281	603,562
	(457,920)	(93,200)	(345,313)	(70,281)
KEFICO	(300,844)	(367,393)	(226,864)	(277,048)
Hyundai MOBIS (*)	229,478	611,697	173,047	461,275
	(636,316)	(323,167)	(479,840)	(243,697)
Hyundai HYSCO (formerly Hyundai Pipe Co., Ltd.)	(232,058)	(304,654)	(174,993)	(229,737)

(*) Sales in 2000 include the disposal value of the Motor Parts Division for after-sales service of ₩446,422 million, which consists of the lump-sum royalty and the book value of the disposed net assets (see Note 25).

	Receivables (Payables)			
	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
Affiliated Company	2001	2000	2001	2000
Hyundai Motor America	₩ 83,867	₩ 94,605	$ 63,243	$ 71,341
Hyundai Motor India	7,041	1,618	5,310	1,220
Kia Motor Corporation	77,476	148,143	58,424	111,713
	(97,269)	(21,629)	(73,350)	(16,310)
KEFICO	(13,562)	(54,300)	(10,227)	(40,947)
Hyundai MOBIS(*)	9,366	282,622	7,063	213,123
	(114,573)	(99,965)	(86,398)	(75,383)
Korea Drive Train System	(10,561)	(47,355)	(7,964)	(35,710)
Hyundai HYSCO (formerly Hyundai Pipe Co., Ltd.)	(34,661)	(32,626)	(26,138)	(24,603)
Hyundai Translead (formerly Hyundai Precision America Inc.)	(39,266)	(57,810)	(29,610)	(43,594)

(*) Receivables as of December 31, 2000 include the long-term other accounts receivable of ₩276,002 million for the sale of the Motor Parts Division for after-sales service (See Note 25).

20. Foreign Currency Denominated Assets and Liabilities

The following is a summary of the assets and liabilities denominated in foreign currencies as of December 31, 2001 and 2000.

	Foreign Currencies				Korean won (in millions)	
	2001		2000		2001	2000
Assets	US $	254,339,630	US $	343,004,057	₩ 337,280	₩ 432,009
	DEM	5,804,591	DEM	73,722,040	3,480	44,752
	JP ¥	1,849,358	JP ¥	59,520,585	19	656
	CAD	1,094,896	CAD	28,055,789	912	23,575
	ESP	1,374,400	ESP	451,551,095	10	3,222
	ITL	49,245,657	ITL	10,766,674,300	30	6,602
	GBP	1,810,239	GBP	4,482,118	3,481	8,430
	EUR	60,857,267	EUR	-	71,361	-
					₩ 416,573	₩ 519,246
Liabilities	US $	1,086,856,311	US $	1,028,707,551	₩ 1,441,280	₩ 1,304,034
	DEM	28,598,073	DEM	55,912,887	17,146	33,936
	JP ¥	17,422,442,528	JP ¥	13,506,466,847	175,862	148,751
	CAD	4,531,856	CAD	3,900,153	3,777	3,277
	ESP	2,743,211	ESP	1,028,306,207	19	7,388
	ITL	51,008,747	ITL	108,078,904	31	66
	GBP	6,354,970	GBP	3,574,947	12,221	6,724
	EUR	79,554,608	EUR	23,745,597	93,286	28,193
	AUD	13,938,150	AUD	-	9,461	-
					₩ 1,753,083	₩ 1,532,369

21. Adherence to Protection of Environment

The Company has been qualified as an Environmentally Friendly Company by the government and has been ISO 14001 certified since 1995.

22. Regional Sales Information

Sales by region in 2001 and 2000 are as follows:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	2001	2000	2001	2000
Domestic sales	₩12,104,963	₩10,468,159	$ 9,128,243	$ 7,893,944
Export sales - Vehicle products				
North America	5,444,934	3,350,664	4,105,975	2,526,705
Europe	2,360,907	2,035,218	1,780,339	1,534,739
South America	592,065	538,217	446,471	405,865
Asia & Pacific	573,079	596,267	432,154	449,640
Middle Asia & Africa	638,557	798,927	481,530	602,464
	9,609,542	7,319,293	7,246,469	5,519,413
Export sales - Other	790,588	443,528	596,175	334,460
Export sales	10,400,130	7,762,821	7,842,644	5,853,873
Total sales	₩22,505,093	₩18,230,980	$ 16,970,887	$ 13,747,817

23. Selling and Administrative Expenses

Selling and administrative expenses in 2001 and 2000 are as follows:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	2001	2000	2001	2000
Salaries	₩ 749,918	₩ 726,942	$ 565,506	$ 548,180
Export costs	473,552	402,889	357,101	303,815
Sales promotion	430,101	315,814	324,335	238,153
Sales commissions	244,656	226,224	184,493	170,594
Sales warranties	854,680	591,687	644,507	446,186
Taxes and dues	19,634	15,267	14,806	11,513
Communications	26,529	27,670	20,005	20,866
Utilities	20,843	20,012	15,718	15,091
Freight and warehousing	70,240	60,665	52,967	45,747
Rent	26,180	27,819	19,742	20,978
Travel	57,098	55,329	43,057	41,723
Service charges	136,100	85,331	102,632	64,347
Maintenance	11,274	10,165	8,502	7,665
Supplies	18,740	18,181	14,132	13,710
Research	33,642	11,596	25,369	8,744
Depreciation	44,597	22,071	33,630	16,644
Amortization	36,285	35,364	27,362	26,668
Provision for doubtful accounts	53,592	12,983	40,413	9,790
Stock option cost (Note 16)	5,681	6,526	4,284	4,921
Other	16,140	15,638	12,171	11,792
	₩3,329,482	₩2,688,173	$ 2,510,732	$ 2,027,127

24. Supplementary Information for Computation of Value Added

The accounts and amounts needed for calculation of value added are as follows:

	Korean won (in millions)		U.S. dollars (Note 2) (in thousands)	
	2001	2000	2001	2000
Ordinary income	₩1,666,018	₩ 896,392	$ 1,256,329	$ 675,961
Labor costs	2,520,941	2,144,269	1,901,019	1,616,974
Interest expense, net	254,002	418,546	191,541	315,622
Rent	27,126	28,596	20,455	21,564
Taxes and dues	32,341	27,204	24,388	20,514
Depreciation	706,679	556,649	532,900	419,764
	₩5,207,107	₩4,071,656	$ 3,926,632	$ 3,070,399

25. Sale of the Sales Division for Motor Parts for After-Sales Service

Effective January 31, 2000, the Company sold the Sales Division for motor parts for after-sales service, which handled the sales and distribution of the parts used for after-sales service, to Hyundai MOBIS. The assets and liabilities of this division as of January 31, 2000 are as follows :

Description	Korean won (in millions)	U.S. dollars (Note 2) (in thousands)
Assets		
Current assets	₩ 237,336	$ 178,973
Non-current assets	199,978	150,801
Total assets	437,314	329,774
Liabilities		
Current liabilities	16,834	12,694
Long-term liabilities	24,058	18,142
Total liabilities	40,892	30,836
Net assets	₩ 396,422	$ 298,938

Of the book value of the disposed net assets of ₩396,422 million ($298,938 thousand), in 2000, the Company received payment for ₩170,420 million ($128,512 thousand), which is equal to the book value of land, buildings and structures, and will receive payment for the remaining ₩226,002 million ($170,426 thousand) equally over five years beginning in 2002. Additionally, payment of a lump-sum royalty of ₩50,000 million ($37,705 thousand) was received equally over a five year period beginning in 2002, however, the entire amount was received in 2001. The Company also receives as annual royalty for ten percent of ordinary income of the Sales Division for motor parts for after-sales service for a ten year period starting in 2000. Interest on the principal of the disposed net assets and the lump-sum royalty is at 11 percent annually. The Company accounted for the lump-sum royalty of ₩50,000 million ($37,705 thousand) as an extraordinary gain in 2000.